SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market | Strategic Update Meeting Grupo CSN January/2026 D I S C L A I ME R 2 In this presentation, unless the context otherwise indicates, references to “Company,” “we,” “us” and “our” refer to Companhia Siderúrgica Nacional, its consolidated subsidiaries, its joint ventures and other affiliated companies, taken as a whole. This presentation contains forward-looking statements that are mere expectations or trends and are based on the current assumptions and opinions of the Company’s Management, as well as on current beliefs, expectations and projections based on information available as of the date hereof, such that future results, performance and events may differ materially from those expressed or implied in the forward-looking statements, by virtue of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and generalcompetitive factors (on a global, regional or national basis), as well as other relevant risks and uncertainties not described in this presentation. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similarwords are intended to identify forward-looking statements. Such statements are not statements of historical facts, and reflect management’s current estimates regarding future performance, including, among other things, possible results of operations, business strategies, financing plans, competitive position, regulatory and competitive environment, industry conditions and growth opportunities, and shall be read as such. Certain statements in this presentation constitute forward-looking statements withing the meaning of the Private Securities Litigation Reform Act of 1995 and reflect management’s current expectations. Such statements are inherently subject to risks,uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made and do not constitute guarantees of future performance. The Company undertakes no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. You should consult your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment, hedging or trading decision based upon your own judgment and advice from such advisers, as you deem necessary, and not upon any views, data, estimates or projections expressed herein. 1 2 3 WiththegoalofunlockingtheenormousvaluepotentialoftheCSNGroup,throughthedevelopmentofminingandinfrastructureprojectsunderCSN'scontrolthatofferhighreturns,theCompanyobtainedBoardapprovaltobeginin2026thestrategicmovesnecessarytodefinitivelybalancetheGroup'scapitalstructure,pavingthewayforanewgrowthcycle. .. Tothisend,CSNintendstopursuethedivestofcertainassetsin2026,aimingtoreduceleveragebyapproximatelyR$16toR$18Billion.Asthefirststepofthedeleveragingactions,theCompanysold11%ofMRStoCMINforR$3.350billionin2025. BasedontherenewedassetportfoliothatCSNwillfocuson,theGrouphasthepotentialtodoubleitsEBITDAandprofitabilitywithin8years,whilemaintainingleveragearound1x,concentratingitsoperationsinthefastest-growingsegmentsthatgeneratethegreatestvalueandsynergies. Overview | Transformation and Long-Term Vision 3 4 • 7thlargestironoreexporterworldwide • TrackrecordofoperationalmilestonessupportedbystrongEBITDAgenerationandhighprofitability • Extendedminelifesupportedby~3billiontonnesofreserves • AcceleratedexpansionofP15isexpectedtodrivemarginimprovementandanEBITDAupliftofapproximately+R$4billionperyear • Continuationoftheexpansionplan:robust,mature,andhighlyprofitableprojects(high-gradeproducts)willtakeCMINtoanewlevel. 2026-2027 2028 2029 2030 43.5-47.5 50-55 55-60 60-65 Production Ramp-up Curve¹(Mt) 65% Fe 6.7 9.8 44% 3Q25LTM 44% Long-Term Potencial EBITDA EBITDA Margin Phase 1 Projects (23.6Mtpa):-P15-Tailings Recovery (Pires, B4, CdPand Ultrafines) ¹Includes production volume + purchases 6,033 7,863 5,895 6,701 48.5% 2022 46.1% 2023 45.3% 2024 44.3% 3Q25LTM EBITDA EBITDA Margin CSN Mineração High Performance as the Group’s Main Growth Avenue CMIN: EBITDA and Margin (R$Million and%) ²3Q25LTM considers official numbers released by the Company. Future, pro forma vision: considers Tecar stand-alone within the logistics segment, 100% consolidation of TLSA and Nelogand entry of expansion projects (in nominal terms) 33.3% 56.8% % Net Revenue % EBITDA Breakdown Results –CSN Group (3Q25LTM) Growth of EBITDA and Margin (R$ Billion and %)² CSN Infra Ports Operated by CSN Other Strategic Ports Railway Maritime Terminal Suape Salvador Tubarão Açu Pecém Santos PSB Ponta da Madeira Tecar • Integratedandcomplementaryportfolioconsistingofsevenbest-in-classrailway,portandmultimodalassets,strategicallylocated; • UniqueandirreplicableinfrastructureplatformdedicatedtotheexportofBrazil’smaincommodities,withunmatchedcompetitiveadvantagesandoperationalscale; • Balancedgrowthandprofitabilityprofile,supportedbymatureassetsandbrownfieldprojects; • ExpansionprojectswithamaterialimpactonEBITDAandprofitability,underpinnedbyprovenexecutioncapabilitiesandcontractedandcaptivedemand; • Strategy:Saleofasignificantequitystakein2026 5 EBITDA and Margin (R$ Million and %) World-class assets with a clear and scalable growth path aligned with market demand 8.6% 14.7% ¹3Q25LTM considers official numbers released by the Company. Future, pro forma vision: considers Tecar stand-alone within the logistics segment, 100% consolidation of TLSA and Nelogand entry of expansion projects (in nominal terms) 1,195 1,393 1,527 1,730 45.6% 2022 47.9% 2023 47.1% 2024 44.1% 3Q25LTM 44% 55%+ EBITDA Margin 1.7 3Q25LTM Tecar TLSA/Nelog Others Long Term Potential 10+ EBITDA Growth of EBITDA and Margin (R$ Billion and %)¹ %Net Revenue % EBITDA Breakdown Results –CSN Group (3Q25LTM) EBITDA EBITDA Margin • LeadershipinintegratedcementproductioninBrazil,withacompetitivecoststructureandhighermargins • Uniquegrowthpotentialinthemarketwithgreenfield(+12Mtpa)andbrownfield(+1.4Mtpa)projectsinadvanced-stage • Differentiatedaccesstominingreservesandrights,energybenefits(self-sufficiency),strategicgeographicfootprintandefficientlogistics,consolidatingthebestplatforminthesector. • Marketgrowthsupportedbypricerecoveryexpectedasearlyas2025 • Strategy:Saleofcontrolin2026 EBITDA and Margin(R$MM and %) % Net Revenue % EBITDA Breakdown Results –CSN Group (3Q25LTM) 783 975 1,361 1,308 27.8% 2022 21.6% 2023 28.5% 2024 27.1% 3Q25LTM 10.6% 11.1% 6 EBITDA EBITDA Margin Brazil’s Leading Integrated Cement Producer Distribution Centers Plants Logistics Terminals Co-processing Unit 17Mtpa Cement Installed Capacity 6 Mills 27 Centers Distribution 3 Terminals Logistics(2) 7 Integrated Plants of Cement 2.9Mt Aggregate Sales 3Q25LTM 159km3 Concrete Sales 3Q25LTM 38% CAGR Net Revenue 2021-3Q25 LTM CSN Cement • One of Brazil’s largest integrated flat steel producers • Irreplicable asset with a strategic positioning • Diversified portfoliowith a strong focus on high value-addedproducts and integrated solutions • Presence in key markets in Europe and the United States • Strategy: Assessment of strategic alternatives and partnerships aimed at maximizing short-term cash generation EBITDA and Margin (R$MM and %) % Net Revenue % EBITDA CSN Steel 7 6,006 1,821 1,603 2,150 20.5% 2022 8.0% 2023 6.9% 2024 9.4% 3Q25LTM 50.5% 18.2% EBITDA EBITDA Margin Ongoing recovery in profitability Breakdown Results –CSN Group (3Q25LTM) CSN Energy 27 Hydro Assets (1,743 MW) 3 Cogeneration Thermal Assets (267 MW) 1Solar Project (1,200 MW) 3 WindProjects (52 MW) 2.010 MW Installed Capacity CEEE % Net Revenue % EBITDA 1.5% 2.2% 144 143 262 4 1.2% 2022 26.3% 2023 27.4% 2024 37.5% 3Q25LT, • High-return, low-risk business profile • Self-sufficiency in renewable energy since 2023 • Support to the Group’s businesses through a material reduction in energy costs • Resilient results with strong cash generation • Free gas market: industrial competitiveness and commitment to the energy transition EBITDA EBITDA Margin One of the Largest and Most Competitive Renewable Energy Platforms in Brazil 8 EBITDA and Margin (R$MM and %) Breakdown Results –CSN Group (3Q25LTM) Deleveraging Roadmap | Execution Strategy Projected Timeline CSN Infra CSN Cement 9 The main strategic initiatives identified are highlighted below.: Sale of CSN's relevant stake in Newco CSN Infrastructure Start: January/26 Signing: 3Q – 4Q26 Sale of control of CSN Cement Start: January/26 Signing: 3Q - 4Q26 All transactions supported by engaged financial advisors 10 3Q25 2026 2.0 5.7 2027 8.1 3.0 2028 0.6 1.8 2029 4.5 1.3 2030 5.4 1.0 2031 4.0 Sources of Funds (Asset Divestments) 2032 0.5 0.2 1.9 2033 3.1 0.1 6.2 2034+ 15-18 8.1 7.7 11.1 2.4 5.8 6.4 4.8 0.7 3.2 0.9 Capital Market Banks Debt Reduction Focus ~R$1.5 –1.8 billion per year reduction in interest expense 37.5 19.5 12.0 10.7 3.14x 1.83x 3Q25 Pro forma -18 -1.30 Net Debt EBITDA LTM Leverage ¹For pro forma reporting purposes, the higher value of the asset sale estimate (R$18 billion) was considered. ²Debt profile includes the outstanding gross debt of CSN Cimentosin 3Q25 of R$3 billion. Liability Management | Sources and Uses Pro-Forma Leverage (R$ Billion | x) Indebtedness Profile (R$ Billion)¹ 11 • Focus on profitability across core businesses to maximize cash flow generation • Material reduction in the CSN Group´s gross debt and leverage • Efficient and disciplined capital allocationwith a strict leverage target Final Considerations Fazer bem, fazermais, fazerpara sempre.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.